UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30314 / December 21, 2012

_____
                                                      :
In the Matter of   :
                                                      :
WILLIAM BLAIR & COMPANY, L.L.C.   :
WILLIAM BLAIR FUNDS   :
222 West Adams Street   :
Chicago, IL 60606   :
                                                      :
(812-13871)   :
_____:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER
SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS

William Blair & Company, L.L.C. ("William Blair") and William Blair Funds filed an
application on February 22, 2011, and amendments to the application on August 26, 2011, June
15, 2012, November 19, 2012, and December 5, 2012, requesting an order under sections 6(c)
and 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section
17(a) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit
certain joint transactions. The order would permit certain registered open-end investment
companies to invest in a private investment vehicle established by William Blair to invest in
China A shares.

On November 29, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30285). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
should be ordered. No request for a hearing has been filed, and the Commission has not ordered
a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered open-end management investment company concerned and with the general purposes of the Act.

It is further found that the participation of each registered open-end management investment company in the joint transaction is not on a basis different from or less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 6(c) and section 17(b) of the Act, that the exemption from section 17(a) of the Act, requested by William Blair & Company, L.L.C. and William Blair Funds (File No. 812-13871), is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the application to permit certain joint transactions in accordance with section 17(d) and rule 17d-1 is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary